SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated November 9, 2009.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021 and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

www.cgi.com/newsroom

CGI REPORTS FISCAL 2009 REVENUE GROWTH OF 3.2% WHILE INCREASING EPS BY 13.3%
Generates $630.2 million in cash from operations

Fiscal 2009 Year-over-Year Highlights

•	Revenue of $ 3.8 billion, up 3.2%;
•	Bookings of $4.1 billion, or 106% of revenue;
•	Adjusted EBIT of $460.7 million up $30.3 million or 7.0%;
•	Adjusted EBIT margin of 12%, up from 11.6%;
•	Earnings from continuing operations of $315.2 million, up 5.7%;
•	Earnings margin from continuing operations of 8.2%, up from 8.0%;
•	Diluted EPS of $1.02, up 12 cents or 13.3%;
•	Cash provided by operating activities of $630.2 million or $2.03 per diluted share;
•	Investment of $100 million in share buyback;
•	Return on invested capital of 14.0%.

Note: All figures are in Canadian dollars

Montreal, Quebec, November 9, 2009 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) generated revenue for fiscal 2009 of $3.83 billion, up 3.2% compared with $3.71 billion in fiscal 2008.

Fiscal 2009 adjusted EBIT was $460.7 million, compared with $430.5 million in fiscal 2008, representing an increase of 7.0%. This represents an adjusted EBIT margin of 12.0%.

Earnings from continuing operations in fiscal 2009 were $315.2 million compared with $298.3 million in fiscal 2008, an increase of 5.7%. The earnings margin from continuing operations was 8.2%, compared with 8.0% in fiscal 2008.

On a diluted basis, earnings per share were $1.02 in fiscal 2009 compared with 90 cents in fiscal 2008, representing an increase of 13.3%.

In fiscal 2009, CGI generated $630.2 million in cash from operations, or 16.5% of revenue. This is an increase of $274.6 million or 77.2% compared with $355.7 million in 2008.

During the fiscal year the Company acquired 9.5 million shares of CGI as part of its Normal Course Issuer Bid for $100 million, at an average price of $10.49. In addition, $130.6 million in debt payments were made, resulting in the Company having a net cash position of $66.0 million at the end of fiscal 2009, compared with net debt of $332.2 million at the end of fiscal 2008.

In fiscal 2009, new contract signings totaled $4.1 billion or 106% of revenue.  The Company’s backlog at year-end, when adjusted for currency fluctuations, was $10.9 billion or 2.8 times annual revenue.

CGI Reports Q4 and F2009 Results - November 9, 2009

In $ 000’s except percentages and share data
All figures are from continuing operations	FY2009	FY2008
Revenue	3,825,161	3,705,863
Year-over-year growth	3.2%	2.0%
Year-over-year growth at constant currency	(1.9%)	5.3%
Adjusted EBIT	460,741	430,486
Adjusted EBIT margin	12.0%	11.6%
Earnings	315,158	298,266
Earnings margin	8.2%	8.0%
Basic EPS	1.03	0.94
Diluted EPS	1.02	0.92
Weighted number of outstanding shares (diluted)	310,345,241	322,804,287
Number of outstanding shares at September 30	300,886,269	308,373,529
Net debt to capitalization ratio	---%	14.0%
Return on invested capital	14.0%	14.0%
Bookings	4,059,095	4,145,417
Backlog	10,892,636	11,644,979
Note: Audited 2009 Annual Financial Statements are available on www.cgi.com/investors and will be filed with both SEDAR and EDGAR.

“Thanks to the loyalty of our clients and the dedication of our employees, fiscal 2009 was a very successful year, especially in the context of the challenging market conditions. By remaining focused on the fundamentals, we have continued executing our profitable growth strategy while creating additional value for shareholders,” commented Michael E. Roach, President and Chief Executive Officer.

“We enter fiscal 2010 in an excellent position strategically, operationally and financially. We have a strong balance sheet, including our $1.5 billion largely untapped credit facility. In addition, our sales funnel remains robust and growing, including excellent visibility on a number of significant profitable growth opportunities.”

Q4 F2009 Results
For the fourth quarter of fiscal 2009, CGI generated revenue of $926.1 million, compared with $929.2 million in the fourth quarter of 2008.

Adjusted EBIT in Q4 2009 was $126.1 million, or 13.6% of revenue compared with $105.3 million or 11.3% of revenue in the same period last year.

Earnings from continuing operations in the fourth quarter were $82.6 million, representing a margin of 8.9%. This is an improvement of $7.3 million or 9.7% compared with $75.3 million in Q4 2008. Excluding the $9.5 million tax benefit recorded in the year ago period, the improvement was 25.5%.

Diluted earnings per share from continuing operations were 27 cents in the fourth quarter, compared with 24 cents in the fourth quarter of 2008, representing an increase of 12.5%. Excluding the tax benefit noted above, EPS in the year ago period would have been 21 cents resulting in an improvement of 28.6%.

Cash provided by operating activities totaled $192.5 million in the fourth quarter, or 20.8% of revenue, compared with $82.9 million, or 8.9% of revenue, in the fourth quarter of 2008.

As part of its Normal Course Issuer Bid, the Company acquired 6.1 million shares for $65.4 million during the fourth quarter of 2009 at an average price of $10.70 per share. In addition, following the end of the quarter, the Company repurchased 4.5 million shares in October, bringing the cumulative total number of shares purchased under the current Normal Course Issuer Bid to approximately

CGI Reports Q4 and F2009 Results - November 9, 2009

14.0 million or 52% of the authorized limit for the current buyback program, which runs through February 2010.

In the fourth quarter, new contract signings totaled $549.0 million, composed primarily of new bookings in the financial services as well as the government & healthcare verticals. This brings the total for the fiscal year to $4.1 billion in new contract bookings.

In $ 000’s except percentages, share data and DSO
All figures are from continuing operations	Q4-2009	Q4-2008
Revenue	926,051	929,198
Year-over-year growth	(0.3%)	2.8%
Year-over-year growth at constant currency	(1.4%)	2.6%
Adjusted EBIT margin	13.6%	11.3%
Earnings	82,550	75,263
Earnings margin	8.9%	8.1%
Diluted EPS	0.27	0.24
Weighted average number of outstanding shares (diluted)	307,221,737	313,749,478
DSO (Days of sales outstanding)	39	50
Bookings	548,807	982,486

“Bookings for the quarter reflect some anticipated signings that have been moved into fiscal 2010,” added Michael E. Roach. “We remain committed to generating a book-to-bill greater than 100% of revenue on a twelve month rolling basis.”

Q4 and full-year F2009 Results Conference Call
Senior management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (800) 769-8320 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies have approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. As at September 30, 2009, CGI's fiscal 2009 revenue was $3.8 billion and our order backlog was $10.9 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as a reconciliation of these non-GAAP measures with GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information

CGI Reports Q4 and F2009 Results - November 9, 2009

represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:

Lorne Gorber
Vice-President, Global Communications & Investor Relations
514-841-3355
lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)
Date: November 9, 2009	By /s/ Benoit Dubé
Name: Benoit Dubé Title: Vice-President, Corporate Legal Affiairs